March 30, 2010

Referencing:
Document A-03302010a
Document A-03302010b
Document A-03302010c
Document B-02152008add4

1. Regarding "Making Whole" on 10 Cent Conversion Price

JMJ agrees that as long as it remains practical, it will continue to convert at $0.10 per share, as long as the Borrower continues to make whole on any loss on conversion (the "Conversion Loss") at $0.10 that should have occurred below $0.10 per share, as follows:

> The Borrower will make whole on the Conversion Loss by adding the Make Whole Amount to the balance of the note. The Make Whole Amount will be calculated as set forth below. Any such Make Whole Amount will automatically be added to the balance of the Note (under Borrower and Holder's expectation that any make whole amounts will tack back to the original date of the note).

> Make Whole Amount = ($0.10 – Conversion Price) x number of shares being converted

2. Additional Default Provisions

Default. In the event that (i) the Borrower shall fail to pay any principal under this Note when due and payable (or payable by conversion) hereunder; or (ii) the Borrower shall fail to pay any interest or any other amount under this Note when due and payable (or payable by conversion) hereunder; or (iii) a receiver, trustee or other similar official shall be appointed over the Borrower or a material part of its assets and such appointment shall remain uncontested for twenty (20) days or shall not be dismissed or discharged within sixty (60) days; or (iv) the Borrower shall become insolvent or generally fails to pay, or admits in writing its inability to pay, its debts as they become due, subject to applicable grace periods, if any; or (v) the Borrower shall make a general assignment for the benefit of creditors; or (vi) the Borrower shall file a petition for relief under any bankruptcy, insolvency or similar law (domestic or foreign); or (vii) an involuntary proceeding shall be commenced or filed against the Borrower; or (viii) the Borrower shall lose its ability to electronically transfer shares by "DWAC/FAST" transfer; or (ix) the Borrower shall lose its status as "DTC Eligible"; or the borrower's shareholders shall lose the ability to deposit (either electronically or by physical certificates, or otherwise) shares into the DTC System; or (x) the Borrower shall become late or delinquent in its filing requirements as a fully-reporting issuer registered with the Securities & Exchange Commission;   (each event specified in clauses (i) through (x) above, an "Event of Default"); then, in the case of any of the events specified in clauses (i) through (x) above, the outstanding principal amount under this Note, together with accrued and unpaid interest thereon, and all other amounts payable by Borrower under this Note, shall become immediately due and payable without any action on the part of the Lender. Borrower waives demand, presentment, protest, notice of protest, dishonor, notice of dishonor or any other notice of any kind.

3. <u>Conditions to Funding Each Note</u>

The Borrower must not be in default on any of its outstanding notes held by JMJ Financial, including additional default provisions as set forth in Section 2 above.

     Document A-03302010a - $500,000
- Initial payment of $50,000 will be made within 5 (five) days of execution of this agreement.
- Balance of payment will be made within 5 (five) days of filing of Registration, and that registration, as set forth in the terms of the Registration Rights Agreement, must be filed no later than May 20, 2010.
- No minimum share price requirement.

     Document A-03302010b - $1,000,000
- Initial payment of $50,000 will be made within 5 (five) days of execution of this agreement.
- Balance of payment will be made within 10 days of effective Registration, and that registration, as set forth in the terms of the Registration Rights Agreement, must be effective no later than 105 days from May 20, 2010.
- Share price must be $0.10 or higher at the time of payment.

     Document A-03302010c $1,500,000
- Initial payment of $50,000 will be made within 5 (five) days of execution of this agreement.
- Balance of payment will be made within 30 days of effective Registration, and that registration, as set forth in the terms of the Registration Rights Agreement, must be effective no later than 105 days from May 20, 2010.
- Share price must be $0.10 or higher at the time of payment.

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William Caldwell
Chairman & CEO
Advanced Cell Technology, Inc.

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JMJ Financial
Its Principal